NOVAGOLD RESOURCES INC.
(the “Corporation”)
Annual General and Special Meeting of Shareholders
May 26, 2009

REPORT OF VOTING RESULTS
Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

Common Shares represented at the Meeting:	112,372,434
Total issued and outstanding Common Shares as at record date:	181,983,247
Percentage of issued and outstanding Common Shares represented:	61.75%

General Business

1.	The following nominees were elected as directors to serve until the close of the next annual general meeting or until their successors are duly elected or appointed:

Kalidas Madhavpeddi
Gerald J. McConnell
Tony S. Giardini
Clynton R. Nauman
James L. Philip
Rick Van Nieuwenhuyse

2.

PricewaterhouseCoopers LLP, Chartered Accountants, were appointed as auditors of the Corporation until the close of the next annual general meeting of shareholders and the directors were authorized to determine their remuneration.

Special Business

3.	The shareholders voted on a motion to approve the continuation of and amendments to the Corporation’s 2004 Stock Option Plan. The results of the vote were as follows:

For the Motion:	72,609,174 (78.53%)
Against the Motion:	19,846,151 (21.47%)
Total Shares Voted:	92,455,325 (50.80 % of the issued and outstanding common shares)

4.	The shareholders voted on a motion to approve the Corporation’s 2009 Performance Share Unit Plan. The results of the vote were as follows:

For the Motion:	72,680,251 (78.61%)
Against the Motion:	19,775,074 (21.39%)
Total Shares Voted:	92,455,325 (50.80 % of the issued and outstanding common shares)

5.	The shareholders approved the Corporation’s 2009 Deferred Share Unit Plan.

No other business was voted upon at the Meeting.

Dated: May 28, 2009